UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING
(CHECK ONE): | |Form 10-KSB | |Form 20-F | |Form 11-K |X| Form 10-QSB
             | |Form N-SAR  [ ] N-CSR

                         For Period Ended: June 30, 2006

                       | | Transition Report on Form 10-K
                       | | Transition Report on Form 20-F
                       | | Transition Report on Form 11-K
                       | | Transition Report on Form 10-Q
                       | | Transition Report on Form N-SAR

For the Transition Period Ended:
                                 -------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
===============================================================================

                                     PART I
                             REGISTRANT INFORMATION

                          Green Mountain Capital, Inc.
                       -----------------------------------
                             Full Name of Registrant

                            -------------------------
                            Former Name if Applicable

                    201 South Biscayne Boulevard, 28th Floor
                    ----------------------------------------
            Address of Principal Executive Office (Street and Number)

                                 Miami, FL 33131
                         -------------------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Management is in the process of finalizing the operating results of the 2006 fiscal year second quarter. The information could not be assembled and analyzed without unreasonable effort and expense to the Registrant. The Form 10-QSB will be filed as soon as practicable and within the 5 day extension period.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Charlie Yiasemis             (917)                      620-6401
         ----------------             -----                      --------
             (Name)                 (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes | | No
--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X|Yes | | No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We anticipate that the three and six months ended June 30, 2006 will reflect net losses of approximately $10,000 and $ 190,000, respectively as compared to net income of approximately $150,000 and $120,000, respectively for the three and six months ended June 30, 2005.

The losses are primarily due to costs and expenses incurred in the 2006 periods relative to the acquisition of UK based Internet Telecommunications, Plc including professional fees of approximately $200,000 and other consulting fees as well as an increase in payroll cost of approximately $50,000 and $90,000 in the three and six months ended June 30, 2006 due to the hiring of additional personnel to support the growth in revenue and to be properly staffed to support further anticipated growth in revenue. In addition, administrative and overhead expenses in general increased during the three and six months ended June 30, 2006.

Results for the 2006 three and six month periods are subject to further review and adjustment, the results of which may be material.

                          Green Mountain Capital, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2006                      By:  /s/ Charlie Yiasemis
                                           -------------------------
                                           Charlie Yiasemis
                                           Chief Executive Officer